

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via Facsimile</u>
Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court, 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

  Re: **Energy XXI (Bermuda) Limited**
    Form 10-K for Fiscal Year Ended
    June 30, 2010
    Filed September 8, 2010
    Form 8-K
    Filed December 22, 2010
    File No. 001-33628

Dear Mr. Griffin:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         /s/ Ethan Horowitz

         Ethan Horowitz
         Branch Chief